UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2021

HUDSON EXECUTIVE INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39314	84-4636604
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

570 Lexington Avenue, 35th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 521-8495

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	HECCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	HEC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	HECCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 12, 2021, Hudson Executive Investment Corp. (“HEC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among HEC, Tailwind Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of HEC (“First Merger Sub”), Tailwind Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of HEC (“Second Merger Sub”) and GROOP Internet Platform, Inc. (d/b/a Talkspace), a Delaware corporation (the “Company” or “Talkspace”).

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) by which, (i) First Merger Sub will merge with and into the Company with the Company being the surviving corporation in the merger (the “First Merger”) and (ii) Second Merger Sub will merge with and into the surviving corporation with Second Merger Sub being the surviving entity in the merger (the “Second Merger” and, together with the First Merger, being collectively referred to as the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions” and the closing of the Transactions, the “Closing”).

The proposed Business Combination is expected to be consummated after receipt of the required approval by the stockholders of HEC and the satisfaction or waiver of certain other conditions, as summarized below.

Merger Agreement

Closing Merger Consideration

The value of the aggregate consideration to be paid to the stockholders and vested optionholders of the Company will be equal to $1,400,000,000, reduced by certain deductions for the parties’ transaction expenses and the value (the “Sponsor Share Amount”), at $10.00 per share, of the shares of Class B common stock, par value $0.0001 per share, of HEC held by HEC Sponsor LLC (the “Sponsor”) immediately prior to the consummation of the Transactions (the “Merger Consideration”).

As a result of the Mergers, among other things, all shares of common stock and preferred stock of the Company and all vested options exercisable for common stock of the Company, in each case, outstanding immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, at the election of the holders thereof, a number of shares of common stock, par value $0.0001 per share, of HEC (“HEC Common Stock”) or a combination of shares of HEC Common Stock and cash, in each case, as adjusted pursuant to the Merger Agreement, which in the aggregate with the options to acquire common stock of the Company to be assumed by HEC in exchange for options to acquire HEC Common Stock, will equal to the Merger Consideration. The maximum amount of cash (the “Closing Cash Consideration”) that may be paid to pre-closing holders of the Company’s stock and vested options pursuant to the foregoing is equal to (i) the amount of cash held by HEC in its trust account (after reduction for the aggregate amount of cash payable in respect of any HEC stockholder redemptions), plus (ii) the amounts received by HEC upon consummation of the PIPE Investment and the transactions contemplated under the HEC Forward Purchase Agreement (each as defined below), minus (iii) $250,000,000, minus (iv) the transaction expenses of the parties to the Merger Agreement. The maximum number of shares of HEC Common Stock that may be issued to pre-closing holders of the Company’s stock and options, including HEC Common Shares underlying any assumed options, pursuant to the foregoing is equal to a number determined dividing (a) (i) the Merger Consideration minus (ii) the Closing Cash Consideration, minus (iii) the Sponsor Share Amount, minus (iv) the transaction expenses of the parties to the Merger Agreement, by (b) $10.00.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto, which will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to consummation of the Transactions, (ii) HEC and the Company’s efforts to satisfy conditions to consummation of the Transactions, (iii) HEC and the Company to cease discussions regarding any alternative transactions, (iv) HEC to prepare and file a registration statement on Form S-4 with the SEC and take certain other actions to obtain the requisite approval of HEC’s stockholders to vote in favor of certain matters (the “Acquiror Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions, amendment and restatement of HEC’s certificate of incorporation and certain other matters at a special meeting called therefor (the “Special Meeting”), (v) the protection of, and access to, confidential information of the parties and (vi) the parties’ efforts to obtain necessary approvals from governmental agencies.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies, including, among others: (i) approval by HEC’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) HEC having at least $5,000,001 of net tangible assets as of the Closing, (v) receipt of approval for listing on the Nasdaq Capital Market of the shares of HEC Common Stock to be issued in connection with the Transactions and (vi) customary bringdown conditions. Additionally, the obligations of the Company to consummate the Transactions are also conditioned upon, among other conditions, the amount equal to (i) the amount of cash held by HEC in its trust account (after reduction for the aggregate amount of cash payable in respect of HEC stockholder redemptions), plus (ii) the amounts received by HEC upon consummation of the PIPE Investment and the transactions contemplated under the HEC Forward Purchase Agreement, minus (iii) HEC’s expenses (other than its transaction expenses incurred in connection with the Transactions) incurred prior to the Closing being at least $400,000,000 as of the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of HEC and the Company, (ii) by either HEC or the Company (a) if the Transactions are not consummated on or before July 30, 2021, (b) if a governmental entity shall have issued an order or taken any other action that is final and nonappealable and permanently enjoins or prohibits the merger, (c) in the event of certain uncured breaches by the other party, or (iii) by the Company if, at the Special Meeting, the Transactions and the other Acquiror Stockholder Matters shall fail to be approved by requisite holders of HEC’s outstanding shares.

Related Agreements

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, HEC, Talkspace, the Sponsor, Talkspace’s independent directors, certain stockholders of Talkspace and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement, (the “Registration Rights Agreement”), pursuant to which HEC will agree to register for resale certain shares of HEC Common Stock and other equity securities of HEC that are held by the parties thereto from time to time.

Subscription Agreements

On January 12, 2021, concurrently with the execution of the Merger Agreement, HEC entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 30,000,000 shares of HEC Common Stock for an aggregate purchase price equal to $300 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, HEC is required to, as soon as practicable but no later than 15 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, HEC is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. Upon the reasonable request of a PIPE Investor, HEC must use commercially reasonable efforts to keep the registration statement continuously effective with respect to such PIPE Investor until the earliest of: (a) the date such PIPE Investor no longer holds any registrable shares, (b) the date all registrable shares held by such PIPE Investor may be sold without restriction under Rule 144 and (c) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the mutual written agreement of the parties to such Subscription Agreement, (iii) the failure to satisfy any of the closing conditions set forth in such Subscription Agreements by the closing date, or (iv) the failure to close within seven months from the date of signing.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, HEC entered into a sponsor support agreement (the “Sponsor Support Agreement”) with the Sponsor, the Company and certain insiders of HEC (the “HEC Insiders”). Pursuant to the Sponsor Support Agreement, all of the Sponsor’s and HEC Insiders’ shares of HEC’s Class B common stock (including shares of HEC’s Class A common stock issued upon conversion of the HEC’s Class B common stock) shall be unvested and shall be subject to certain time and performance-based vesting provisions as described below. Pursuant to the Sponsor Support Agreement, (i) 70% of the unvested founder shares shall vest at Closing, (ii) 15% of the unvested founder shares (the “$12 Founder Shares”) shall vest at such time as, during the 5-year period starting on the Closing Date (the “Vesting Period”), the price of HEC’s Common Stock is equal to or greater than $12.00, (iii) 15% of the unvested founder (the “$15 Founder Shares”) shall vest at such time as, during the Vesting Period, the price of HEC’s Common Stock is equal to or greater than $15.00 and (iv) in the event that there is sale of HEC (a “HEC Sale”) prior to the fifth anniversary of the Closing Date that will result in the holders of HEC Common Stock receiving a price per share equal to, or in excess of, the applicable vesting price per share for the $12 Founder Shares and/or the $15 Founder Shares, then immediately prior to the consummation of the HEC Sale the applicable unvested founder shares will vest. Sponsor and each HEC Insider also agreed not to transfer its HEC common stock prior to the Closing Date.

Talkspace Holders Support Agreement

In connection with the execution of the Merger Agreement, HEC entered into a support agreement (the “Talkspace Holders Support Agreement”) with Talkspace and certain stockholders of Talkspace (the “Requisite Talkspace Stockholders”). Pursuant to Talkspace Holders Support Agreement, the Requisite Talkspace Stockholders agreed to, among other things, vote to adopt and approve, upon the registration statement being declared effective and delivered or otherwise made available to stockholders, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of Talkspace Holders Support Agreement. The Talkspace Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the Termination Date (as defined in Talkspace Holders Support Agreement).

HEC Forward Purchase Agreement

In connection with the execution of the Merger Agreement, HEC entered into an amendment to the forward purchase agreement (as amended, the “HEC Forward Purchase Agreement”) with HEC Master Fund LP, a Delaware limited partnership and affiliate of the Sponsor (“HEC Fund”), dated June 8, 2020. Pursuant to the HEC Forward Purchase Agreement, HEC Fund agreed to purchase 2,500,000 forward purchase units (each forward purchase unit consisting of one forward purchase share and one forward purchase warrant), for $10.00 per unit, or an aggregate amount of $25,000,000, in a private placement that will close concurrently with the Closing. HEC Fund also agreed to backstop up to $25,000,000 of redemptions by stockholders of HEC. The forward purchase shares will be identical to the shares of Class A common stock included in the units sold in HEC’s initial public offering, except that they will be subject to transfer restrictions and registration rights. The forward purchase warrants will have the same terms as the HEC warrants issued to the Sponsor in a private placement simultaneously with the closing of HEC’s initial public offering so long as they are held by HEC Fund or its permitted assignees and transferees. The discussion herein is qualified in its entirety by reference to the HEC Forward Purchase Agreement.

Transfer Restrictions

Additionally, the Sponsor is subject to certain restrictions on transfer with respect to the shares of HEC Common Stock, including shares of HEC Common Stock issuable upon conversion of HEC’s private placement warrants held by the Sponsor immediately following the Closing pursuant to the Sponsor Support Agreement. Such restrictions end on the date that is one hundred eighty (180) days after Closing. Talkspace stockholders are subject to similar restrictions on transfer with respect to the shares of HEC Common Stock issued as part of the Merger Consideration pursuant to the form of bylaws to be adopted by HEC immediately prior to the Closing. Such restrictions begin at Closing and end on the date that is one hundred eighty (180) days after Closing.

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement, Subscription Agreements, Sponsor Support Agreement, Talkspace Holders Support Agreement and amendment to the HEC Forward Purchase Agreement and the transactions contemplated thereunder are not complete and are qualified in their entirety by reference to the respective agreements, copies of which are hereby filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5 to this Current Report on Form 8-K and incorporated herein by reference. The aforementioned agreements and the foregoing descriptions thereof have been included to provide investors and stockholders with information regarding the terms of such agreements. They are not intended to provide any other factual information about the parties to the respective agreements. The respective representations, warranties and covenants contained in such agreements were made only as of specified dates for the purposes of each such agreement, were solely for the benefit of the parties to each such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the respective representations, warranties and covenants contained in each such agreement and discussed in the respective foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”), and, with respect to the Merger Agreement, are also qualified in important part by a confidential disclosure schedule delivered by the Company to HEC in connection with the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement or other foregoing agreements except as expressly contemplated therein. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement and each such other agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The shares of HEC Class A common stock to be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On January 13, 2021, HEC and the Company, issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated January 2021, that will be used by HEC in meetings with certain of its shareholders as well as other persons with respect to the proposed Transactions, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated by reference herein is a presentation dated January 13, 2021, that is presented by HEC at the 39th Annual J.P. Morgan Health Care Conference with respect to the proposed Transactions, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of HEC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between HEC and Talkspace. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEC shareholders. HEC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEC with the SEC also may be obtained free of charge at HEC’s website at http:// https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph..

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HEC and Talkspace, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEC’s securities, (ii) the risk that the transaction may not be completed by HEC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEC, the satisfaction of the minimum trust account amount following redemptions by HEC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEC’s securities on The Nasdaq Stock Market, (x) the price of HEC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEC’s registration statement on Form S-4 discussed above and other documents filed by HEC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HEC and Talkspace assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HEC nor Talkspace gives any assurance that either HEC or Talkspace will achieve its expectations.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 12, 2021, by and among Hudson Executive Investment Corp., Tailwind Merger Sub I, Inc., Tailwind Merger Sub II, LLC and GROOP Internet Platform, Inc.

10.1	Form of Registration Rights Agreement.

10.2	Form of Subscription Agreement.

10.3	Sponsor Support Agreement, dated as of January 12, 2021, by and among Hudson Executive Investment Corp., HEC Sponsor LLC, GROOP Internet Platform, Inc. and certain insiders of Hudson Executive Investment Corp.

10.4	Talkspace Holders Agreement, dated as of January 12, 2021, by and among Hudson Executive Investment Corp., GROOP Internet Platform, Inc. and certain stockholders of GROOP Internet Platform, Inc.

10.5	Amendment No. 1 to Forward Purchase Agreement, dated as of January 12, 2021, by and between Hudson Executive Investment Corp. and HEC Master Fund LP.

99.1	Joint Press Release of Hudson Executive Investment Corp. and GROOP Internet Platform, Inc., dated January 13, 2021.

99.2	Investor Presentation of HEC dated January 2021.

99.3	J.P. Morgan Health Care Conference Presentation of HEC dated January 13, 2021.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. HEC agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON EXECUTIVE INVESTMENT CORP.
Dated: January 13, 2021

	By:	/s/ Jonathan Dobres
Name: Jonathan Dobres
Title: Chief Financial Officer